UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A
(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tower Semiconductor Ltd.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Tower Semiconductor Ltd.
 (Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Shares - M87915274
(CUSIP Number of Class of Securities (if applicable))

Nati Somekh
Corporate Secretary
Ramat Gavriel Industrial Park, P.O. Box 619
 Migdal Haemek 23105, Israel
+972-4-6506109
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 11, 2015 (Publication of Offer Document)
March 11, 2015 (Offer Opening Date)
(Date Tender Offer/Rights Offering Commenced)

This Amendment No.2 on Form CB/A amends and supplements the Form CB and the Form CB/A filed by Tower Semiconductor Ltd. (the “Company”) with the Securities and Exchange Commission on March 11, 2015 and on March 19, 2015, respectively and is being submitted in connection with the Company's exchange offer of its outstanding Series F Convertible Bonds for ordinary shares, as described in the Israeli amended prospectus included as Exhibit 99.4 to this form.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents have been published in the home jurisdiction of Tower and are attachments to this Form CB:

99.1*
English translation of the Israeli offering report prepared in connection with, and setting forth the terms and conditions of, the exchange offer, the Hebrew version of which was filed in Israel on March 11, 2015 (the “Israeli Offering Report”).

99.2*	Acceptance Notice (English translation), included as Exhibit A to the Israeli Offering Report furnished herewith as Exhibit 99.1.

99.3*	TASE Member Acceptance Notice (English translation), included as Exhibit B to the Israeli Offering Report furnished herewith as Exhibit 99.1.

99.4**	English translation of the amended Israeli Offering Report, the Hebrew version of which was filed in Israel on March 19, 2015 (the "Amended Israeli Offering Report").

99.5**	Acceptance Notice (English translation), included as Exhibit A to the Amended Israeli Offering Report furnished herewith as Exhibit 99.4.

99.6**	TASE Member Acceptance Notice (English translation), included as Exhibit B to the Amended Israeli Offering Report furnished herewith as Exhibit 99.4.

*Previously furnished as an exhibit to the Form CB filed with the SEC on March 11, 2015.

** Previously furnished as an exhibit to the Form CB/A filed with the SEC on March 19, 2015.

(b)           Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, has been included on page 1 of the Amended Israeli Offering Report.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.7*	Press release of the Company, dated March 10, 2015, relating to the proposed exchange offer.

99.8**	Press release of the Company, dated March 19, 2015, relating to the amended proposed exchange offer.

99.9	Press release of the Company, dated March 26, 2015, relating to the results of the exchange offer.

99.10**	English translation of letter submitted to the Israeli Securities Authority and to the Tel Aviv Stock Exchange, dated March 19, 2015, in connection with the amended proposed exchange offer.

99.11	English translation of letter submitted to the Israeli Securities Authority and to the Tel Aviv Stock Exchange, dated March 26, 2015 in connection with the results the exchange offer.

99.12*
Company’s Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the SEC on May 14, 2014 and as amended on Form 20-F/A filed November 17, 2014 (incorporated herein by reference to such filings).

99.13*
Company’s consolidated financial statements, and management’s discussion and analysis, as of December 31, 2014, furnished to the SEC on Form 6-K on March 4, 2015 (incorporated herein by reference to such filing).

* Previously furnished as an exhibit to the Form CB filed with the SEC on March 11, 2015.

** Previously furnished as an exhibit to the Form CB/A filed with the SEC on March 19, 2015.

PART III — CONSENT TO SERVICE OF PROCESS

On March 11, 2015, Tower filed with the SEC a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2015

By:  /s/ Oren Shirazi
Name:  Oren Shirazi
Title:    Chief Financial Officer